NEWS RELEASE



For investor information
Motti Gadish
Retalix Ltd.
+972-9-776-6600
investors@retalix.com

      Retalix Announces Preliminary Fourth Quarter and FY 2007 Results and
                               Outlook for FY 2008
                  Company Announces Conference Call for Today

     Ra'anana, Israel; January 2, 2008 - Retalix(R) Ltd. (NasdaqGS: RTLX) announced today that net income for 2007 will be below the range announced earlier this year, primarily as a result of three anticipated license deals which were not closed by the end of the year. The Company also announced its financial outlook for FY 2008 and the stepping down of Avinoam Bloch from his role as COO.

     Based on the preliminary results of the fourth quarter, Retalix anticipates total revenues for the full year 2007 to be around $222 million. The Company expects for FY 2007 adjusted, non-GAAP* net income in the range of $6 to $8 million, and GAAP net income (loss) in the range of $(1.5) to $0.5 million.

     Based on the preliminary results of the fourth quarter 2007, Retalix anticipates total revenues for the fourth quarter to be around $56 million. The Company expects for the fourth quarter adjusted, non-GAAP* net income (loss) in the range of $(1.1) to $0.9 million, and GAAP net loss in the range of $(2.8) to $(0.8) million.

     Commenting on the fourth quarter preliminary results, Barry Shaked, President and CEO of Retalix Ltd., said: "The results of the fourth quarter fell short of our expectations primarily due to three license deals which we expected to close by the end of the year. These deals were not closed because the sale cycles were not completed until the last day of the quarter. We are disappointed by the delays, but we continue working on them, in order to close these deals in 2008. We are aware of the need to improve our profitability, and this is among our highest priorities for 2008."

     Outlook for FY 2008

     Based on market opportunities and the current pipeline for 2008, Retalix anticipates total revenues for the full year 2008 to exceed $232 million, GAAP net income to exceed $8 million, and adjusted, non-GAAP* net income to exceed $15 million.

     Shaked added: "Demand for our software solutions remains strong, allowing us to predict another year of top line growth, although moderate. We are taking a conservative approach to our 2008 guidance, but will strive to exceed the results we currently predict."

     "During 2008 we will focus on improving performance. We are leading a process of change within Retalix, in order to improve our profitability and cash flows. Among other things, we will continue to reduce our R&D expenses, as new products mature in the development cycle and gain new customers."

     "Our business fundamentals remain strong. Retalix is uniquely positioned in the retail software market with a broad offering of software solutions tailored specifically to the requirements of the food retail industry. Industry analysts predict strong growth in our sector in the next five years, as commercial software matures and customers look to upgrade their aging, homegrown systems. We continue to believe that our investments in product development and in penetration into new territories will pay off in the coming years," Shaked concluded.

     Executive Changes

     Retalix also announced today, that Barry Shaked has retaken full responsibility for the day to day business and operations of the Company following the stepping down of Avinoam Bloch from his role as Chief Operating Officer. "I hold Avinoam in the highest esteem and thank him for his contributions to Retalix over the past 22 years," said Shaked. "We agreed on his resignation due to professional differences. Avinoam remains our friend and will be always regarded as part of the Retalix family".

     Special Conference Call

     Retalix will hold a conference call to discuss today's announcement on Wednesday, January 2nd, 2008 at 10:00 AM EST (17:00 Israel Time). Participating in the call will be Retalix President and CEO Barry Shaked and CFO Hugo Goldman.

     The conference call will be broadcast over the Internet and can be accessed by all interested parties at http://phx.corporate-ir.net/playerlink.zhtml?c=118063&s=wm&e=1731925.

  To participate in the live call please dial (Participant Passcode: 84323813):

o        From the USA (toll free) :  866-700-7477

o        From Israel (toll free): 1-809-315-043

o        From the UK (toll free): 0-808-234-7616

o        International Dial-In:  +1-617-213-8840

     To listen to the live call, please go to the web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call through the Retalix web site at http://www.retalix.com/Conference-Call.cfm.

     Retalix plans to announce its results for fourth quarter and FY 2007 during March 2008.

     * Note on Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R), amortization of intangibles related to acquisitions, and charges in connection with expenses relating to acquisitions that did not materialize. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

                                             Fourth Quarter 2007            Full Year 2007              Full Year 2008
                                             Preliminary Results         Preliminary Results                Outlook
                                               U.S. $ Million               U.S. $ Million              U.S. $ Million

 GAAP Net Income (Loss)                          (2.8)-(0.8)                  (1.5)-0.5                        8
(a)                                                  1.1                         4.6                           5
(b)                                                  0.6                         2.4                           2
(c)                                                   -                          0.5                           -
Non-GAAP Net Income (Loss)                        (1.1)-0.9                      6-8                          15

(a) The effect of stock- based compensation - SFAS 123(R), net of tax effect
(b) The effect of amortization of intangible assets and acquisition related expenses, net of tax effect
(c) The effect of pre-acquisition costs from potential transactions that have not materialized

     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "outlook for FY 2008" including our expected results and reactions to changes in our markets and our potential to sign deals currently being worked on, all involve forward looking statements. These statements include comments regarding the guidance about revenues and net income, expectations about our closing license deals on which we are working, our ability to improve cash flow and profitability and to cut expenses, anticipated demand for the Company's software products, expectations with regard to implementation and rollout of existing license agreements, analysis of market conditions and penetration in emerging markets, pipeline of prospective customers, anticipated rate of growth and Management's expectations as to the Company's future financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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